     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 7, 1999.

                                            REGISTRATION NO. 333-
================================================================================

                    U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            ------------------------

                                    FORM S-3
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                              GENZYME CORPORATION
             (Exact name of registrant as specified in its charter)

                       MASSACHUSETTS                                              06-1047163
      (State or other jurisdiction of incorporation or                 (I.R.S. Employer Identification Number)
                       organization)

       ONE KENDALL SQUARE, CAMBRIDGE, MASSACHUSETTS 02139 (617) 252-7500 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                           -------------------------

                               PETER WIRTH, ESQ.
                EXECUTIVE VICE PRESIDENT AND CHIEF LEGAL OFFICER
                              Genzyme Corporation
                               One Kendall Square
                         Cambridge, Massachusetts 02139
                                 (617) 252-7500
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                with copies to:
                          DAVID R. POKROSS, JR., ESQ.
                               PALMER & DODGE LLP
                               One Beacon Street
                          Boston, Massachusetts 02108
                                 (617) 573-0100
                           -------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
   From time to time after the effective date of this Registration Statement.

                           -------------------------

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                           -------------------------

                        CALCULATION OF REGISTRATION FEE

=============================================================================================================================
                                                                  PROPOSED MAXIMUM      PROPOSED MAXIMUM
   TITLE OF EACH CLASS OF SECURITIES           AMOUNT TO           OFFERING PRICE      AGGREGATE OFFERING       AMOUNT OF
            TO BE REGISTERED                 BE REGISTERED          PER SHARE(1)            PRICE(1)        REGISTRATION FEE
-----------------------------------------------------------------------------------------------------------------------------
Genzyme Surgical Products Division
Common Stock, $0.01 par value per
share...................................  1,130,123 shares(2)         $3.5625              $4,026,064            $1,120
=============================================================================================================================

(1) Estimated solely for the purpose of determining the registration fee. The proposed maximum offering price per share indicated equals the last per share sale price of Genzyme Surgical Products Division Common Stock on July 6, 1999 as reported by the Nasdaq National Market.

(2) Plus such additional number of shares of Genzyme Surgical Products Division Common Stock as are required for issuance upon conversion of the Convertible Notes described herein or as are issued with respect to shares previously issued upon conversion, in either case, upon a stock split, stock dividend or similar transaction. Includes associated purchase rights which currently are evidenced by certificates for shares of Genzyme Surgical Products Division Common Stock and automatically trade with such shares.

                           -------------------------

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

================================================================================

                   SUBJECT TO COMPLETION, DATED JULY 7, 1999
                         GENZYME SURGICAL PRODUCTS LOGO

             1,130,123 SHARES OF GENZYME SURGICAL PRODUCTS DIVISION
                                  COMMON STOCK

Genzyme Surgical Products Division Common Stock trades on the Nasdaq National Market under the symbol "GZSP." We refer to this stock as GZSP Stock. On July 6, 1999 the last sale price of GZSP Stock reported by Nasdaq was $3.56.

We previously issued $250,000,000 principal amount of 5 1/4% Convertible Subordinated Notes due 2005. The holders of these Convertible Notes can convert outstanding principal into shares of Genzyme General Division Common Stock, which we refer to as GENZ Stock, shares of Genzyme Molecular Oncology Division Common Stock, which we refer to as GZMO Stock, and shares of GZSP Stock. This prospectus relates to sales of the GZSP Stock that the holders receive upon conversion. On June 30, 1999, each $1,000 principal amount of the Convertible Notes was convertible into approximately twenty five shares of GENZ Stock, approximately three shares of GZMO Stock and approximately four shares of GZSP Stock.

We will not receive any portion of the proceeds from sales of the shares.

                           -------------------------

INVESTING IN SHARES OF GZSP STOCK INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY READ AND CONSIDER THE "RISK FACTORS" BEGINNING ON PAGE 5.

                           -------------------------

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                           -------------------------

You should rely only on the information included in this prospectus. We have not authorized anyone to provide you with different information. You should not assume that the information in this prospectus is accurate as of any date other than the date below.

                           -------------------------

                THE DATE OF THIS PROSPECTUS IS           , 1999.

              GENZYME CORPORATION - ONE KENDALL SQUARE, CAMBRIDGE,
                      MASSACHUSETTS 02139 - (617) 252-7500

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Genzyme Corporation.........................................    3
Where You Can Find More Information.........................    4
Risk Factors................................................    5
Selling Securityholders.....................................   19
Plan of Distribution........................................   20
Legal Matters...............................................   21
Experts.....................................................   21

                              GENZYME CORPORATION

We are a biotechnology company that develops innovative products and services for significant unmet medical needs. We have four divisions:

     - Genzyme General, which develops and markets therapeutic products and diagnostic services and products, with an expanding focus on developing new products to treat patients suffering from lysosomal storage disorders and other specialty therapeutics;

     - Genzyme Molecular Oncology, which is developing cancer products, with a focus on therapeutic vaccines and angiogenesis inhibitors, through the integration of its gene discovery, gene therapy, small molecule drug discovery and genetic diagnostic efforts;

     - Genzyme Surgical Products, which develops, markets and distributes a comprehensive portfolio of surgical devices, closures, biomaterials and biotherapeutics for the cardiovascular, general and plastic surgery markets, with a focus on developing and commercializing gene therapy, cell therapy and other biosurgery products to treat cardiovascular disease; and

     - Genzyme Tissue Repair, which develops and markets biological products and devices for the treatment of orthopedic injuries, such as cartilage damage and severe burns.

We currently have four designated series of common stock, each of which is intended to reflect the value and track the performance of one of our divisions:

          SERIES OF COMMON STOCK               NASDAQ TRADING SYMBOL
          ----------------------               ---------------------
GENZ Stock                                    GENZ
GZMO Stock                                    GZMO
GZSP Stock                                    GZSP
Genzyme Tissue Repair Division Common
  Stock, which we refer to as GZTR Stock      GZTR

For purposes of financial presentation, we allocate programs, products, assets and liabilities among our divisions; however, Genzyme, the corporation, continues to own all of the assets and is responsible for all of the liabilities allocated to each of the divisions.

                      WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available on the SEC's Website at "http://www.sec.gov."

The SEC allows us to "incorporate by reference" the information contained in documents we file with them, which means that we may disclose important information by referring to those documents. The information incorporated by reference is a part of this prospectus and will automatically be updated and superseded by the information we later file. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 prior to the sale of all the shares covered by this prospectus:

     1. Annual Report on Form 10-K for the year ended December 31, 1998;

     2. Quarterly Report on Form 10-Q for the quarter ended March 31, 1999;

     3. Current Reports on Form 8-K dated March 2, 1999, June 11, 1999 and June 28, 1999; and

     4. The description of GZSP Stock and GZSP Stock Purchase Rights contained in our Registration Statement on Form 8-A filed with the SEC on June 11, 1999.

You may request a copy of any of our filings, at no cost, by writing or telephoning us at the following address or number:

                              Shareholder Services
                              Genzyme Corporation
                               One Kendall Square
                         Cambridge, Massachusetts 02139
                                (617) 252-7526.

                      RISK FACTORS RELATING TO GZSP STOCK

The following are risk factors associated with owning shares of GZSP Stock.

It is especially important to keep these risk factors in mind when you read forward-looking statements. These are statements that relate to future periods and include statements about:

     - product development activities and projected expenditures;

     - receipt of regulatory approvals;

     - plans for sales and marketing;

     - projected cash needs;

     - financial results; and

     - dividend policy.

Generally, the words "anticipates," "expects," "believes," "intends," "could," "may" and similar expressions identify forward-looking statements. Forward-looking statements involve risks and uncertainties, and our actual results could differ significantly from results discussed in the forward-looking statements.

Throughout these risk factors, "we," "us," "our" and "Genzyme" refer to Genzyme Corporation and all of its business divisions collectively, and "our board of directors" or "our board" refer to the board of directors of Genzyme.

A.  RISKS RELATED TO GENZYME TRACKING STOCK

GZSP Stock is one of four series of our tracking stock. The following are risks related to owning shares of our tracking stock.

FINANCIAL IMPACT ON ONE OF OUR DIVISIONS COULD ADVERSELY AFFECT OUR OTHER DIVISIONS.

Neither Genzyme Surgical Products nor our other divisions are separate legal entities. Holders of GZSP Stock, together with holders of our other series of tracking stock, are stockholders of a single company and face all of the risks of an investment in Genzyme and all of our businesses, assets and liabilities.

For purposes of financial presentation, we allocate programs, products, assets and liabilities among our four divisions. However, Genzyme continues to own all of the assets and is responsible for all of the liabilities allocated to each of the divisions. A holder of GZSP Stock, for example, would not have any specific rights to the assets allocated to Genzyme Surgical Products in our financial statements. Furthermore, if we are unable to satisfy one division's liabilities out of the assets we allocate to that division, we may be required to satisfy those liabilities with assets we have allocated to another division. You should read both our consolidated financial statements and the financial statements of Genzyme Surgical Products included in the reports that we have filed with the SEC.

OUR BOARD OF DIRECTORS MAY TAKE ACTIONS THAT, WHILE IN THE BEST INTERESTS OF GENZYME AS A WHOLE, HAVE AN UNEQUAL AND ADVERSE EFFECT ON ONE OR MORE SERIES OF OUR STOCK.

There may be times when the interests of holders of each series of our common stock diverge or appear to diverge. Massachusetts law does not define a board of directors' duties in such a situation. However, based on the advice of counsel, we believe that a Massachusetts court would conclude that a board of directors owes an equal duty to all stockholders regardless of class or series and does not have separate or additional duties to any group of stockholders. That duty is the fiduciary duty to act in good faith and in a manner the board reasonably believes to be in the best interests of the corporation. Under Massachusetts law, if a disinterested and adequately informed board of directors determines in good faith that an action would be in the corporation's best interests, taking into account both the interests of holders of each series of common stock as well as the alternatives reasonably available, then the board of directors should be able to successfully defend against any stockholder claim that such action could have an unequal effect on different series of common stock. In March 1999, the Delaware Court of Chancery reached a similar conclusion in two separate cases and dismissed, in each case, all stockholder claims that the board of directors had violated its fiduciary duties under Delaware law by approving actions that had a disparate impact on holders of different classes of tracking stock. The court concluded in each case that even where the decision of the board of directors affected holders of separate classes of tracking stock differently, stockholders must allege facts sufficient to indicate that a board of directors' approval was not based on the good faith belief that such actions were in the corporation's best interests. While Delaware case law is not binding on a Massachusetts court, we believe that a Massachusetts court would be influenced by these decisions in addressing similar issues. However, a Massachusetts court hearing such a case may apply principles of Massachusetts law other than those described above or develop new principles of Massachusetts law to decide such a case.

MEMBERS OF OUR BOARD OF DIRECTORS MAY FAVOR ONE SERIES OF STOCK OVER ANOTHER IF THEY OWN A DISPROPORTIONATE AMOUNT OF THAT SERIES.

A member of our board may own a disproportionate amount of stock in a particular series or the value of his or her stockholdings may be different from the value of his or her stockholdings in another series. This disparate stock ownership may cause the board member to favor one series of stock over another. Nevertheless, we believe that a member of our board could properly discharge his or her fiduciary responsibilities even if his or her interests in shares of different series were disproportionate or of unequal values. Our board members may from time to time create committees to review matters that raise conflict-of-interest issues. Any such committee would report to the full board on these matters.

HOLDERS OF OUR TRACKING STOCK HAVE LIMITED DECISION-MAKING POWER DUE TO THE STOCKS' LIMITED SEPARATE VOTING RIGHTS.

Holders of each series of our common stock vote together as a single class on all matters requiring common stockholder approval, including the election of directors. Holders of a series of common stock do not have the right to vote on matters separately from another series except in limited circumstances, which are provided for under Massachusetts law, our articles of organization and the management and accounting policies adopted by our board of directors. Therefore, stockholders of one series of common stock generally could not make a proposal that would require approval only of the holders of that series. Instead, they would have to obtain approval from all common stockholders. The holders of GENZ Stock hold a large majority of the stockholders' voting power. Consequently, on matters requiring common stockholder approval, the holders of GENZ Stock are likely to decide the outcome.

INVESTORS MAY BE REQUIRED TO EXCHANGE THEIR SHARES OF GZSP STOCK, GZMO STOCK OR GZTR STOCK FOR CASH OR SHARES OF GENZ STOCK BELOW WHAT A THIRD PARTY MIGHT PAY.

Our board of directors may at any time, in its sole discretion, decide to exchange shares of GZSP Stock, GZMO Stock or GZTR Stock for any combination of cash and shares of GENZ Stock at a 30% premium over a series' then current market value. In addition, if we transfer or sell to a third party all or substantially all of the assets of Genzyme Surgical Products, Genzyme Molecular Oncology or Genzyme Tissue Repair, we must exchange the shares of that division's tracking stock as follows:

                                                         THE AMOUNT OF CASH AND/OR
IF WE ARE TRANSFERRING OR                                GENZ STOCK GIVEN IN
SELLING ASSETS OF          THEN, WE MUST EXCHANGE        EXCHANGE WOULD EQUAL
-------------------------  ----------------------------  --------------------------
Genzyme Surgical Products  each share of GZSP Stock for  The market value of the
                           cash and/or shares of GENZ    GZSP Stock being
                           Stock.                        exchanged.
Genzyme Molecular          each share of GZMO Stock for  a 30% premium over the
  Oncology                 cash and/or shares of GENZ    market value of the GZMO
                           Stock.                        Stock being exchanged.
Genzyme Tissue Repair      each share of GZTR Stock for  a 30% premium over the
                           cash and/or shares of GENZ    market value of the GZTR
                           Stock.                        Stock being exchanged.

Consequently, holders of GZSP Stock, GZMO Stock and GZTR Stock may receive an amount for their shares that is greater or less than the premium that a third party buyer of the division's assets would pay. Our board's discretion to cause such an exchange is described in our articles of organization. Furthermore, our board may exchange shares of GZSP Stock into GENZ Stock in the event of certain adverse tax developments, as discussed in the immediately following risk factor.

WE MAY EXCHANGE GENZ STOCK FOR GZSP STOCK IF A RECENT CLINTON ADMINISTRATION PROPOSAL IMPOSING A CORPORATE LEVEL TAX ON THE ISSUANCE OF TRACKING STOCK IS ADOPTED.

A recent tax proposal by the Clinton Administration would impose a corporate level tax on issuances of tracking stock. If the proposal is enacted into law or effected through Treasury Regulations, we could be taxed on an amount up to the gain realized in future financings in which we sell tracking stock, including the GZSP Stock. Also, any use of our tracking stock to acquire other companies could be taxed. We also may be taxed if we distribute to stockholders "designated" shares of tracking stock, which are shares designated by the tracked division as issuable at our board's option for Genzyme General's benefit. These or similarly adverse tax consequences could cause us to eliminate tracking stock from our capital structure. We cannot predict, however, whether Congress will enact, or the Treasury Department will issue, regulations effecting this or a similar proposal.

The GZSP Stock's terms provide that in the event of adverse tax developments, we may exchange shares of GZSP Stock for shares of GENZ Stock without any premium to the holders. Upon the exchange, a former holder of GZSP Stock would no longer hold a security intended to reflect the value and track the performance of assets and programs that were allocated to Genzyme Surgical Products immediately prior to the exchange. Instead, he, she or it would hold a security intended to reflect the value and track the performance of the assets and programs allocated to Genzyme General, including the assets and programs previously allocated to Genzyme Surgical Products.

THE LIQUIDATION UNITS FOR EACH SERIES OF COMMON STOCK ARE NOT ADJUSTED TO REFLECT CHANGES IN THE SERIES' MARKET VALUE.

If we dissolve, liquidate or wind up our affairs (other than as part of a merger, business combination or sale of substantially all of our assets), our stockholders will receive any remaining assets according to the percentage of total liquidation units that they hold. The number of liquidation units per share for each series of our common stock is as follows:

     - each share of GZSP Stock has 61 liquidation units;

     - each share of GENZ Stock has 100 liquidation units;

     - each share of GZMO Stock has 25 liquidation units; and

     - each share of GZTR Stock has 58 liquidation units.

Although liquidation units are adjusted to prevent dilution in the event of certain subdivisions, combinations or distributions of common stock, they are not adjusted to reflect changes in the relative market value or performance of the divisions. Therefore, at the time of a dissolution, liquidation or winding up, the relative liquidation units attributable to each series of common stock may not correspond to the value of the underlying assets of that division.

OUR BOARD OF DIRECTORS MAY CHANGE ITS MANAGEMENT AND ACCOUNTING POLICIES TO THE DETRIMENT OF ONE SERIES OF COMMON STOCK WITHOUT STOCKHOLDER APPROVAL.

Our board of directors has adopted management and accounting policies that are used to govern our business and to prepare our financial statements. These policies cover the allocation of our corporate expenses, assets and liabilities and other accounting matters, and the reallocation of assets between divisions and other matters. Our board may generally modify or rescind these policies or adopt new ones without stockholder approval. Any revised policies could have different effects on each series of our common stock and could be detrimental to one series as compared to another. Our board's discretion to make changes is limited only by the policies themselves and the board's fiduciary duty to all of our stockholders. We encourage you to review the full text of these policies, which have been filed as Exhibit 99.5 to our Current Report on Form 8-K dated June 11, 1999.

OUR OTHER DIVISIONS MAY DEVELOP PRODUCTS IN THE FIELD OF BIOSURGERY OR SURGICAL PRODUCTS THAT WILL NOT BE ALLOCATED TO GENZYME SURGICAL PRODUCTS AND MAY COMPETE WITH ITS PRODUCTS.

Our board of directors has adopted a policy that no division engage in another division's principal business other than through joint ventures or other collaborative arrangements with more than one division and third parties. This non-compete policy, however, does not cover the entire field of biosurgery or surgical products. Therefore, Genzyme General, Genzyme Molecular Oncology and Genzyme Tissue Repair may develop biosurgery or surgical products that will not be allocated to Genzyme Surgical Products and that may compete with Genzyme Surgical Products' products. For example, both Genzyme Surgical Products and the Pharmaceuticals business unit of Genzyme General are investigating the use of certain biomaterials for drug delivery purposes, and both may compete in this field. In addition, the Therapeutics business unit of Genzyme General is developing recombinant human antithrombin III for use in coronary artery bypass graft surgery under a joint venture with Genzyme Transgenics Corporation. We encourage you to review the full text of our non-compete policy, which is included in Exhibit 99.5 to our Current Report on Form 8-K dated June 11, 1999.

THE USE OF OPERATING LOSSES TO LOWER THE TAX LIABILITY OF OUR PROFITABLE DIVISIONS WILL CAUSE LOWER FUTURE EARNINGS AND FULL TAX BURDEN FOR THE DIVISIONS GENERATING THESE OPERATING LOSSES.

Genzyme Corporation, rather than its divisions, is liable for taxes. Under our management and accounting policies, for financial reporting purposes we generally allocate taxes among our divisions as if they were separate taxpayers. However, our board of directors has adopted a policy that provides that if any of our divisions is unable to use its operating losses or other projected annual tax benefits to reduce its current or deferred income tax expense, we may reallocate such losses or benefits to our profitable divisions on a quarterly basis for financial reporting purposes. This will result in a division with current losses (such as Genzyme Surgical Products, Genzyme Molecular Oncology and Genzyme Tissue Repair) reporting lower earnings available to its common stockholders in the future than would be the case if that division had retained its historical losses or other benefits in the form of a net operating loss carryforward. We encourage you to review the full text of this policy, which is included in Exhibit 99.5 to our Current Report on Form 8-K dated June 11, 1999.

WE CANNOT PREDICT HOW THE DISTRIBUTION OF THE GZSP STOCK WILL AFFECT THE MARKET PRICE OF GENZ STOCK.

On June 28, 1999, we distributed shares of GZSP Stock as a stock dividend on shares of GENZ Stock. While this distribution of the GZSP Stock may have affected the market prices of our common stock, we cannot predict what further effect, if any, this distribution will have on the market price of the GENZ Stock or of our other series of common stock.

B.  RISKS RELATED TO GENZYME SURGICAL PRODUCTS

The following risks and uncertainties may adversely affect the business of Genzyme Surgical Products.

GENZYME SURGICAL PRODUCTS ANTICIPATES FUTURE LOSSES AND MAY NEVER BECOME PROFITABLE.

Genzyme Surgical Products expects to have significant operating losses for the next several years. It plans to spend substantial amounts of money on, among other things:

     - conducting research and development activities;

     - pursuing regulatory approvals;

     - conducting commercialization activities; and

     - providing surgeon education and training.

We cannot guarantee that the efforts underlying these expenditures will be successful or that Genzyme Surgical Products' operations will ever be profitable. It may be years before the division generates any revenue from sales of products currently under development.

We anticipate that Genzyme Surgical Products' current cash resources, together with revenues generated from its products and distribution agreements, will be sufficient to fund its operations through 2001. However, its cash needs may differ from those planned because of many factors, including:

     - the ability to become profitable;

     - the results of research and development efforts;

     - the ability to establish strategic alliances and licensing arrangements for research and development programs;

     - the achievement of milestones under strategic alliances;

     - the ability to establish and maintain additional distribution arrangements;

     - the enforcement of patent and other intellectual property rights;

     - market acceptance of novel approaches and therapies;

     - the development of competitive products; and

     - the ability to satisfy regulatory requirements of the FDA and other government authorities.

Genzyme Surgical Products may require significant additional financing to continue operations at anticipated levels. We cannot guarantee that it will be able to obtain additional financing on favorable terms, if at all. If the division has insufficient funds or is unable to raise additional funds, it may delay, reduce or eliminate certain of its programs. It may also have to give rights to third parties to attempt to commercialize technologies or products that it would otherwise commercialize itself.

BECAUSE THE DEVELOPMENT OF GENZYME SURGICAL PRODUCTS' THERAPEUTIC PRODUCTS WILL INVOLVE A LENGTHY AND COMPLEX PROCESS, IT IS UNCERTAIN WHETHER THE DIVISION WILL BE ABLE TO DEVELOP ANY MARKETABLE THERAPEUTIC PRODUCTS.

Prior to commercializing any of its therapeutic products, Genzyme Surgical Products will need to:

     - conduct substantial research and development;

     - undertake pre-clinical and clinical testing; and

     - pursue regulatory approvals.

We cannot guarantee that these efforts will be successful. Many of the division's biomaterials, gene therapy and cell therapy products are currently in pre-clinical development. If any of these products advance into clinical trials, the trials may not support the safety or effectiveness of such products. Genzyme Surgical Products may encounter problems in clinical trials that lead it to delay or suspend the trials. Gene and cell therapies may cause serious side effects that may preclude regulatory approval. To date, the FDA has not approved the sale of any gene therapy products.

ANY MARKETABLE THERAPEUTIC PRODUCTS THAT THE DIVISION DEVELOPS MAY NOT BE COMMERCIALLY SUCCESSFUL.

The commercial success of any marketable therapeutic product that Genzyme Surgical Products develops will depend on many factors, including:

     - regulation by the FDA and other government authorities;

     - market acceptance by surgeons and hospital administrators;

     - the effectiveness of Genzyme Surgical Products' sales force;

     - the effectiveness of Genzyme Surgical Products' production and marketing capabilities;

     - the success of competitive products; and

     - the availability of third party reimbursement.

For example, although the division continues to market Sepracoat(TM) Coating Solution in Europe, in January 1998, it announced that it had discontinued development of the product for abdominal surgery in the United States after an FDA advisory committee recommended against approval of the product. The division may stop developing other product candidates if there is insufficient demand or if it encounters regulatory or development problems.

IF GENZYME SURGICAL PRODUCTS EXERCISES AN OPTION TO PURCHASE CERTAIN LIMITED PARTNERSHIP INTERESTS, ITS CASH RESOURCES MAY DIMINISH AND THE RIGHTS OF ITS STOCKHOLDERS MAY BE DILUTED.

In 1989, we organized Genzyme Development Partners, L.P., a special purpose research and development entity, transferring to it certain technology and commercial rights to the Sepra family of products. We have an option to purchase the limited partnership interests in the partnership under certain circumstances for approximately $26 million plus continuing royalties based on certain sales of the Sepra products. We have allocated the purchase option to Genzyme Surgical Products. The option's exercise price is payable in cash, shares of GENZ Stock valued at a 5% discount to their then fair market value, or a combination of the two, as determined by Genzyme Surgical Products when it exercises the option.

If Genzyme Surgical Products exercises this option, it will have to make substantial cash payments or compensate Genzyme General with shares of GZSP Stock for the GENZ Stock used, or both. If the division makes cash payments, its cash resources would diminish. If it makes the payment in whole or in part in shares of GENZ Stock, then our board of directors would need to approve the issuance of GENZ Stock in return for Genzyme General receiving a number of GZSP designated shares with a fair market value equal to the fair market value of the shares of GENZ Stock. Those GZSP designated shares would be shares of GZSP Stock that our board would have the option to issue from time to time with all proceeds allocable to Genzyme General. Beginning on June 30, 2000, and on every June 30th thereafter, we will have to distribute substantially all the GZSP designated shares if the number of those shares exceeds the sum of 10% of the GZSP Stock then outstanding plus all shares of GZSP Stock then issuable under options, warrants or other securities either convertible into or exchangeable for GZSP Stock.

We cannot guarantee that our board would authorize the issuance of shares of GENZ Stock for payment of the option exercise price and the creation of any GZSP designated shares. If our board did create and subsequently distribute or otherwise dispose of any GZSP designated shares, this would substantially dilute the rights of the holders of GZSP Stock and could significantly affect the market price of GZSP Stock.

If Genzyme Surgical Products does not exercise the option, the partnership would have the right to sell or otherwise transfer to a third party a license to background technology that we granted to it. Such a sale or transfer may terminate our joint venture with the partnership to manufacture and sell the Sepra products in the United States and Canada. In addition, failure to exercise the option would cause the joint venture to become terminable upon 90 days' prior notice by either Genzyme or Genzyme Development Partners.

GENZYME SURGICAL PRODUCTS IS DEVOTING SIGNIFICANT RESOURCES TO DEVELOPING NOVEL ALTERNATIVE PRODUCTS AND TREATMENTS THAT MAY NOT BE COMMERCIALLY SUCCESSFUL.

Genzyme Surgical Products is devoting a significant amount of money to developing products that will represent alternatives to traditional surgical procedures or treatments. These products will likely require several years of aggressive and costly marketing before they might become widely accepted by the surgical community. Genzyme Surgical Products is developing products that are designed to enable surgeons to perform minimally invasive cardiovascular surgery. The medical conditions that can be treated with minimally invasive cardiovascular surgery are currently being treated with widely accepted surgical procedures such as coronary artery bypass grafting and catheter-based treatments, including balloon angioplasty, atherectomy and coronary stenting. To date, minimally invasive cardiovascular surgery has been performed on a limited basis and its further adoption by the surgical community will partly depend upon Genzyme Surgical Products' ability to educate cardiothoracic surgeons about its effectiveness and to facilitate the training of cardiothoracic surgeons in minimally invasive cardiovascular surgery techniques.

Similarly, until recently surgeons have not used products designed to reduce the incidence and extent of postoperative adhesions. Since 1996, when Seprafilm(R) Bioresorbable Membrane was introduced, market acceptance of anti-adhesion products has been slow. To increase sales of the Sepra family of products, the division has had to educate surgeons and hospital administrators about the problems of, and costs associated with, adhesions and the benefit of preventing adhesions. It has also had to train surgeons on the proper handling and use of these products.

Gene and cell therapies also represent new approaches to the treatment of cardiovascular disease, and Genzyme Surgical Products will need to overcome many technical obstacles in developing products based upon gene and cell therapies.

We cannot guarantee that Genzyme Surgical Products' efforts in educating and training the surgical community will result in the widespread adoption of minimally invasive cardiovascular surgery, anti-adhesion products and gene and cell therapies or that surgeons adopting these procedures and products will use the division's products.

GENZYME SURGICAL PRODUCTS MAY FAIL TO ADEQUATELY PROTECT ITS PROPRIETARY TECHNOLOGY WHICH WOULD ENABLE COMPETITORS TO TAKE ADVANTAGE OF ITS RESEARCH AND DEVELOPMENT EFFORTS.

Genzyme Surgical Products' long-term success largely depends on its ability to market technologically competitive products. It can prevent unauthorized third parties from using proprietary rights relating to its products and services only if these rights are covered by patents or are kept confidential as trade secrets.

We cannot guarantee that the division's proprietary technology is adequately protected against unauthorized use by third parties. Third party patent rights and pending patent applications filed by third parties, if issued, may cover some of the products the division is developing or testing. As a result, the division may be required to obtain licenses from the holders of these patents in order to test, use or market certain products and services. We cannot guarantee that these licenses will be available on acceptable terms, if at all.

We cannot guarantee that the patents issued or licensed to Genzyme and attributed to Genzyme Surgical Products will remain free from challenge by third parties. If we become involved in litigation to defend ourselves in patent suits brought by third parties involving the intellectual property used by Genzyme Surgical Products or if we initiate such suits, it could consume a substantial portion of that division's resources. Any legal action against us or the division's strategic partners claiming damages or seeking to stop commercial activities relating to the division's products and processes could subject us and therefore the division to potential liability for damages.

Congress recently imposed restrictions on the ability of medical device manufacturers to enforce certain patent claims relating to surgical and medical methods against medical practitioners. These restrictions may prevent us from adequately protecting the division's proprietary procedures against unauthorized use by medical practitioners.

The division also relies upon trade secrets, proprietary know-how and continuing technological innovation to remain competitive. We cannot guarantee that other parties will not independently develop such know-how or otherwise obtain access to the division's technology. While Genzyme Surgical Products' employees, consultants and corporate partners with access to proprietary information are generally required to enter into confidentiality agreements, we cannot guarantee that these agreements will be honored. In addition, some of the division's consultants have developed portions of the division's proprietary technology at universities or in governmental laboratories. These universities or governmental authorities may claim rights to the intellectual property arising out of the research performed at the university or governmental laboratory.

REGULATION BY GOVERNMENT AGENCIES IMPOSES SIGNIFICANT COSTS AND RESTRICTIONS ON THE DEVELOPMENT OF GENZYME SURGICAL PRODUCTS' THERAPEUTIC PRODUCTS.

Genzyme Surgical Products' ability to successfully satisfy regulatory requirements will significantly determine its future success. We cannot guarantee that any required regulatory approvals will be granted or that they will be granted on a timely basis. The production and sale of health care products and provision of health care services are highly regulated. In particular, the FDA and comparable agencies in foreign countries must approve human therapeutic and diagnostic products before they are marketed. This approval process can involve lengthy and detailed laboratory and clinical testing, sampling activities and other costly and time-consuming procedures. This regulation may delay the time at which a product or service can first be sold, limit how a product or service may be used or adversely impact third party reimbursement.

COMPETITION FROM OTHER MEDICAL DEVICE AND TECHNOLOGY COMPANIES COULD HURT GENZYME SURGICAL PRODUCTS' PERFORMANCE.

The human health care products and services industry is extremely competitive. Major medical device and technology companies compete or may compete with Genzyme Surgical Products. These include such companies as:

     - Atrium Medical Corporation and Sherwood-Davis & Geck, a division of Tyco International, Ltd. in the cardiovascular chest drainage and fluid management market;

     - The Ethicon division of Johnson & Johnson Ltd. and U.S. Surgical Corporation, a division of Tyco in the cardiovascular closure market;

     - CardioThoracic Systems, Inc., Medtronic, Inc., U.S. Surgical, Guidant Corporation, Baxter Healthcare Corporation and Ethicon in the minimally invasive cardiovascular surgery market;

     - Ethicon, Lifecore Biomedical, Inc., Life Medical Sciences, Inc. and Gliatech, Inc. in the anti-adhesion market; and

     - Karl Storz Endoscopy America, Inc., Scanlan International, Inc., Pilling Weck Surgical Instruments and the Codman division of Johnson & Johnson Ltd. in the reusable instruments market.

These competitors may have superior research and development, marketing and production capabilities. Some competitors also may have greater financial resources than Genzyme Surgical Products. The division is likely to incur significant costs developing and marketing new products without any guarantee that they will be commercially successful. The future success of the division will depend on its ability to effectively develop and market its products against those of its competitors.

The trend toward consolidation in the surgical devices industry may adversely affect the division's ability to successfully market its products to some significant purchasers. The current trend among hospitals and other significant consumers of surgical devices is to combine into larger purchasing groups to increase their purchasing power and thus reduce their purchase price for surgical devices. Partly in response to this development, surgical device manufacturers have been consolidating to be able to offer a more comprehensive product line to these larger purchasing groups. In order to successfully market its products to larger purchasing groups, Genzyme Surgical Products may have to expand its product lines or enter into joint marketing or distribution agreements with other manufacturers of surgical devices. We cannot guarantee that the division will be able to employ either of these initiatives or that, when employed, these initiatives will increase the marketability of its products.

RAPID TECHNOLOGICAL CHANGE COULD MAKE THE DIVISION'S PRODUCTS OBSOLETE.

The fields of biotechnology, biosurgery and surgical instrumentation are characterized by significant and rapid technological change. Although Genzyme Surgical Products attempts to expand its technological capabilities in order to remain competitive, research, discoveries and innovations by others may make its products obsolete.

GENZYME SURGICAL PRODUCTS MAY NOT RECEIVE SIGNIFICANT PAYMENTS FROM COLLABORATORS DUE TO UNSUCCESSFUL RESULTS IN EXISTING COLLABORATIONS OR A FAILURE TO ENTER INTO FUTURE COLLABORATIONS.

Genzyme Surgical Products' strategy to develop and commercialize certain of its products, in particular its gene and cell therapies for the treatment of cardiovascular disease, includes entering into various arrangements with both academic collaborators and corporate partners and licensees. The division may depend on the success of these parties in performing research, pre-clinical and clinical testing and marketing. These arrangements may require the division to transfer certain important rights to these collaborators and licensees. While we believe that the division's collaborators and licensees will want to perform their contractual responsibilities, in some cases the amount and timing of resources that they devote to their collaborations with the division, and the ability to terminate the collaboration, will be controlled by the collaborators and licensees. As a result, we cannot guarantee that the division will receive revenues or profits from these arrangements, that any of its strategic alliances will continue or not terminate early, or that it will be able to enter into future collaborations.

YOU MAY HAVE DIFFICULTY SELLING GZSP STOCK IF AN ACTIVE PUBLIC MARKET DOES NOT DEVELOP.

Prior to the distribution, on June 28, 1999, of GZSP Stock as a stock dividend on shares of GENZ Stock, there had been no public market for GZSP Stock. An active public market for this stock may not develop or be sustained after this distribution. Without active trading in GZSP Stock, you may be unable to sell any shares of this stock and thus liquidate any portion of your GZSP Stock holdings.

BECAUSE THE MARKET PRICE OF GZSP STOCK IS LIKELY TO BE VOLATILE, YOU MAY LOSE A SIGNIFICANT AMOUNT OF THE VALUE OF YOUR GZSP STOCK.

We determined the initial value of GZSP Stock prior to its distribution as a stock dividend on shares of GENZ Stock through consultations with our financial advisors. This initial value is not necessarily indicative of the market price at which GZSP Stock trades. Some of our large institutional stockholders may be forced immediately to sell some or all of the shares of GZSP Stock they have received in the distribution if their investment guidelines restrict their investing in entities with Genzyme Surgical Products' market capitalization. In addition, a significant portion of other holders of GENZ Stock may, for various reasons, choose not to retain the GZSP Stock they have received. Significant selling would depress the GZSP Stock's market price. The market price for GZSP Stock may also vary widely as a result of several factors, including:

     - announcements of technological innovations or new commercial products by Genzyme Surgical Products or by its competitors;

     - governmental regulatory initiatives;

     - patent or proprietary rights developments;

     - public concern as to the safety or other implications of biotechnology products;

     - adoption of legislation relating to tracking stock; and

     - general market conditions.

This volatility could lead to the loss of a significant amount of the value of GZSP Stock.

FUTURE SALES OR DISTRIBUTIONS OF GZSP DESIGNATED SHARES MAY DILUTE YOUR OWNERSHIP OF GZSP STOCK SIGNIFICANTLY.

Our management and accounting policies require us to sell or distribute any GZSP designated shares that may be created subject to certain limitations. Proceeds from a sale or distribution will not be allocated to Genzyme Surgical Products and the issuance and sale may substantially dilute your ownership of GZSP Stock. In addition, we may sell additional shares of GZSP Stock in the future to finance the operations of the division.

C.  RISKS RELATED TO GENZYME, INCLUDING THE OTHER GENZYME DIVISIONS

Holders of GZSP Stock are stockholders of Genzyme. Liabilities or contingencies of the divisions of Genzyme other than Genzyme Surgical Products that affect Genzyme's resources or financial condition could affect the financial condition or results of operations of Genzyme Surgical Products. Therefore, you should review the following risks as well as the risks and uncertainties described under the heading "Management's Discussion and Analysis of Genzyme Corporation and Subsidiaries' Financial Condition and Results of Operations -- Factors Affecting Future Operating Results" included on pages 41 through 44 of Exhibit
13.1 of Genzyme's Annual Report on Form 10-K for the fiscal year ended December 31, 1998.

A REDUCTION IN REVENUES FROM SALES OF PRODUCTS WHICH TREAT GAUCHER DISEASE WOULD AVERSELY AFFECT OUR BUSINESS.

Genzyme, through Genzyme General, generates a majority of its product revenues from sales of enzyme-replacement products for patients with Gaucher disease. Genzyme General entered this market in 1991 with Ceredase(R) enzyme. Because production of Ceredase(R) enzyme was subject to supply constraints, the division developed Cerezyme(R) enzyme, a recombinant form of the enzyme. Genzyme General stopped producing Ceredase(R) enzyme, except for small quantities, during 1998, after substantially all the patients previously using Ceredase(R) enzyme had converted to Cerezyme(R) enzyme. Sales of Cerezyme(R) enzyme and Ceredase(R) enzyme totaled $411.1 million for the year ended December 31, 1998, representing approximately 78% of our product revenues for that year.

Because our business is highly dependent on Cerezyme(R) enzyme, a reduction in revenue from sales of this product would adversely affect our results of operations. Revenues from Cerezyme(R) enzyme would be negatively impacted if competitors developed alternative treatments for Gaucher disease and these alternative products gained commercial acceptance. Certain companies have initiated efforts to develop competitive products and other companies may do so in the future.

WE MAY REQUIRE SIGNIFICANT ADDITIONAL FINANCING WHICH MAY NOT BE AVAILABLE ON FAVORABLE TERMS, IF AT ALL.

As of March 31, 1999, we had approximately $629.2 million in cash, cash equivalents and short- and long-term investments (excluding investments in equity securities).

Although we currently have substantial cash resources and positive cash flow, we intend to use substantial portions for:

     - product development and marketing;

     - expanding facilities; and

     - working capital as Genzyme grows.

We will further reduce available cash reserves to pay principal and interest on the following debt:

     - As of March 31, 1999, we owed approximately $100 million under a $225 million revolving credit facility with a group of commercial banks. Of this outstanding amount, we have allocated $82 million to Genzyme General and $18 million to Genzyme Tissue Repair. Amounts borrowed under this revolving credit facility bear interest at a floating rate based upon an applicable margin above the London InterBank Offered Rate. We must repay all borrowings under this facility on November 15, 1999. We intend to renew this credit line, although we cannot guarantee that we will be able to do so on the same or as favorable terms, if at all.

     - In February 1997, we issued a $13 million convertible note, the entire principal amount of which is allocated to Genzyme Tissue Repair. This convertible note bears interest at an annual rate of 5% and matures on February 27, 2000, but the holders of these convertible notes may exchange principal, and under some circumstances interest, on the note for shares of GZTR Stock. As of June 30, 1999, $7.36 million of principal on this convertible note was outstanding.

     - In August 1998, we issued $21.2 million in convertible debentures, the entire principal amount of which is allocated to Genzyme General. These convertible debentures bear interest at an annual rate of 5% and mature on August 29, 2003, but the holders of these convertible debentures may exchange principal, and under some circumstances interest, on the convertible debentures for shares of GENZ Stock.

     - In May 1998, we issued $250 million in convertible notes, the entire principal amount of which is allocated to Genzyme General. These convertible notes bear interest at an annual rate of 5 1/4% and mature on June 1, 2005, but the holders of these notes may exchange principal on the notes for shares of GENZ Stock, shares of GZMO Stock and shares of GZSP Stock.

To satisfy these and other commitments, we may have to obtain additional financing. We cannot guarantee that we will be able to obtain any additional financing, extend any existing financing arrangement or obtain either on favorable terms.

SEVERAL ANTI-TAKEOVER PROVISIONS MAY DEPRIVE OUR STOCKHOLDERS OF THE OPPORTUNITY TO RECEIVE A PREMIUM FOR THEIR SHARES UPON A CHANGE IN CONTROL.

Certain provisions of Massachusetts law and our articles of organization, bylaws and stockholder rights plan could delay or prevent a change in control of Genzyme or a change in Genzyme's management.

Our tracking stock structure may also deprive our stockholders of the opportunity to receive a premium for their shares upon a change in control because, in order to obtain control of a particular division, an acquiror would have to obtain control of Genzyme. In addition, our board of directors may, in its sole discretion, (1) exchange shares of GZSP

Stock, GZMO Stock or GZTR Stock for GENZ Stock at a 30% premium over the market value of the respective shares being so exchanged and (2) issue shares of undesignated common and preferred stock from time to time in one or more series. Either of these board actions could increase the cost of an acquisition of Genzyme and thus discourage a take over attempt.

                            SELLING SECURITYHOLDERS

We previously issued $250,000,000 principal amount of 5 1/4% Convertible Subordinated Notes due 2005. Initially, the holders of the Convertible Notes could convert principal solely into shares of GENZ Stock. On November 16, 1998, we distributed 0.10805 of a share of GZMO Stock for each share of GENZ Stock held as of November 2, 1998. Also, on June 28, 1999, we distributed 0.17901 of a share of GZSP Stock for each share of GENZ Stock held as of June 14, 1999. As a result, under the terms of the Convertible Notes, holders of the Convertible Notes will now receive upon conversion 0.10805 of a share of GZMO Stock and
0.17901 of a share of GZSP Stock in addition to each share of GENZ Stock. The distributions of GZMO Stock and GZSP Stock did not affect the conversion price, which is currently $39.60. One thousand dollars in principal amount of Convertible Notes, consequently, is currently convertible into approximately
25.25 shares of GENZ Stock, approximately 2.73 shares of GZMO Stock and approximately 4.52 shares of GZSP Stock. The number of shares of GENZ Stock, GZMO Stock and GZSP Stock issuable upon conversion of a given principal amount of Convertible Notes is subject to adjustment under certain circumstances in order to prevent dilution. Our registration of the shares of GZSP Stock does not necessarily mean that the holders of the Convertible Notes will convert and sell all or any of their shares.

The following table sets forth information concerning the aggregate principal amount of Convertible Notes beneficially owned by each selling securityholder and the number of shares of GZSP Stock issuable upon conversion of these Convertible Notes. These shares may be offered from time to time pursuant to this prospectus. The table below has been prepared on the basis of the information furnished to us by the selling securityholders.

                                                               NUMBER OF      NUMBER OF SHARES
                                           PRINCIPAL           SHARES OF       OF GZSP STOCK
                                           AMOUNT OF          GZSP STOCK        BENEFICIALLY
                                       NOTES BENEFICIALLY    ISSUABLE UPON     OWNED PRIOR TO
NAME                                         OWNED           CONVERSION(1)       CONVERSION
----                                   ------------------    -------------    ----------------
                                            $
Unnamed holders of Convertible
  Notes or future transferees,
  pledgees, donees or successors of
  or from such unnamed
  holders(2).......................         $

-------------------------

(1) Assumes conversion of the full amount of the Convertible Notes held by such holder at the initial rate of 4.52 shares of GZSP Stock per $1,000 in principal amount of the Convertible Notes. Under the terms of the Convertible Notes, fractional shares will not be issued upon conversion; cash will be paid instead of fractional shares.

(2) Assumes that the unnamed holders of the Convertible Notes or future transferees, pledgees, donees or successors of or from any such unnamed holder do not beneficially own any GZSP Stock other than the GZSP Stock issuable upon conversion of the Convertible Notes. No such unnamed holder may offer shares pursuant to this prospectus until the unnamed holder is identified as a selling securityholder in an amendment or a supplement to this prospectus.

On June 30, 1999, 14,852,695 shares of GZSP Stock were outstanding.

Individuals and entities who receive shares from the listed entities as a gift or in connection with a pledge may sell up to 500 of such shares using this prospectus.

                              PLAN OF DISTRIBUTION

The selling securityholders may offer the shares of GZSP Stock received upon conversion of the Convertible Notes at various times in transactions:

     - in the over-the-counter market;

     - on any exchange where GZSP Stock is then listed;

     - with broker-dealers or third parties other than in the over-the-counter market or on an exchange (including block sales);

     - in connection with short sales;

     - in connection with writing call options or in other hedging arrangements; or

     - involving a combination of such methods.

The selling securityholders may sell their shares at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices, at fixed prices or at a combination of such prices.

The selling securityholders may use dealers, agents or underwriters to sell their shares. If this happens, the dealers, agents or underwriters may receive compensation in the form of discounts or commissions from the selling securityholders or from the purchasers of shares or from both (which compensation to a particular broker might be in excess of customary compensation).

The selling securityholders and any dealers, agents or underwriters that participate with the selling securityholders in the distribution of the shares may be deemed to be "underwriters" (as this term is defined in the Securities Act of 1933). Any commissions paid or any discounts or concessions allowed to any such persons, and any profits received on the resale of such shares of GZSP Stock offered by this prospectus, may be deemed to be underwriting commissions or discounts under the Securities Act of 1933.

To the extent required, we will amend or supplement this prospectus to disclose material arrangements regarding the plan of distribution. If, for example, the selling securityholders sell shares in an underwritten offering, a prospectus supplement accompanying this prospectus will set forth, to the extent required, the aggregate number of shares being offered, the name or names of the underwriters, whether the underwriters are acting as principals or agents, any underwriting discounts, concessions or commissions allowed or reallowed or paid to dealers. When the underwriters act as principals in an underwritten offering, the shares will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. In this case, the shares may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. When the underwriters act as principals in connection with an underwritten sale of shares, the underwriters may receive compensation from the selling securityholders in the form of underwriting discounts, concessions or commissions and/or commissions from purchasers of the shares for whom they may act as agents. Underwriters may sell shares to or through dealers, and these dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents.

Underwriters may be entitled under agreements with us to indemnification by us against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribution from us for payments such underwriters may be required to make in connection with certain civil liabilities. These underwriters may engage in transactions with, or perform services for, us for customary compensation.

We will pay most expenses incident to the offer and sale of the shares offered by the selling securityholders using this prospectus. The selling securityholders, however, will pay any underwriting discounts and selling commissions. We have agreed to indemnify the selling securityholders against certain liabilities, including liabilities under the Securities Act of 1933.

To comply with the securities laws of certain jurisdictions, the shares offered by this prospectus may need to be offered or sold in such jurisdictions only through registered or licensed brokers or dealers.

Under applicable rules and regulations under the Securities Exchange Act of 1934, any person engaged in a distribution of the shares of GZSP Stock covered by this prospectus may be limited in its ability to engage in market activities with respect to such shares. The selling securityholders, for example, will be subject to applicable provisions of the Securities Exchange Act of 1934 and the rules and regulations thereunder, which may limit the timing of purchases and sales of any shares of GZSP Stock by the selling securityholders. This may affect the marketability of the shares offered by this prospectus.

                                 LEGAL MATTERS

Palmer & Dodge LLP, Boston, Massachusetts, counsel to Genzyme, is giving Genzyme an opinion on the validity of the shares offered by this prospectus.

                                    EXPERTS

The financial statements of Genzyme Corporation, Genzyme General, Genzyme Tissue Repair and Genzyme Molecular Oncology incorporated in this prospectus on Form S-3 by reference to the Annual Report on Form 10-K for the year ended December 31, 1998, the financial statements of Genzyme Surgical Products incorporated in this prospectus on Form S-3 by reference to the Form 8-K as filed on June 11, 1999, and the supplemental financial statements of Genzyme General incorporated in this prospectus on Form S-3 by reference to the Form 8-K as filed on June 30, 1999, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The expenses to be borne by Genzyme in connection with the registration of the GZSP Stock are estimated as follows:

SEC Registration Fee........................................  $ 1,120
Printing and engraving expenses.............................  $ 1,000
Accounting fees and expenses................................  $ 5,000
Legal fees and expenses.....................................  $ 5,000
Miscellaneous expenses......................................  $   380
                                                              -------
          Total.............................................  $12,500
                                                              =======

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 67 of chapter 156B of the Massachusetts Business Corporation Law grants Genzyme the power to indemnify any director, officer, employee or agent to whatever extent permitted by Genzyme's Amended and Restated Articles of Organization, By-Laws or a vote adopted by the holders of a majority of the shares entitled to vote thereon, unless the proposed indemnitee has been adjudicated in any proceeding not to have acted in good faith in the reasonable belief that his or her actions were in the best interests of Genzyme or, to the extent that the matter for which indemnification is sought relates to service with respect to an employee benefit plan, in the best interests of the participants or beneficiaries of such employee benefit plan. Such indemnification may include payment by Genzyme of expenses incurred in defending a civil or criminal action or proceeding in advance of the final disposition of such action or proceeding, upon receipt of an undertaking by the person indemnified to repay such payment if he or she shall be adjudicated to be not entitled to indemnification under the statute.

Article VI of Genzyme's By-Laws provides that Genzyme shall, to the extent legally permissible, indemnify each person who may serve or who has served at any time as a director or officer of Genzyme or of any of its subsidiaries, or who at the request of Genzyme may serve or at any time has served as a director, officer or trustee of, or in a similar capacity with, another organization or an employee benefit plan, against all expenses and liabilities (including counsel fees, judgments, fines, excise taxes, penalties and amounts payable in settlements) reasonably incurred by or imposed upon such person in connection with any threatened, pending or completed action, suit or other proceeding, whether civil, criminal, administrative or investigative, in which he or she may become involved by reason of his or her serving or having served in such capacity (other than a proceeding voluntarily initiated by such person unless he or she is successful on the merits, the proceeding was authorized by Genzyme or the proceeding seeks a declaratory judgment regarding his or her own conduct). Such indemnification shall include payment by Genzyme of expenses incurred in defending a civil or criminal action or proceeding in advance of the final disposition of such action or proceeding, upon receipt of an undertaking by the person indemnified to repay such payment if he or she shall be adjudicated to be not entitled to indemnification under Article VI, which undertaking may be accepted without regard to the financial ability of such person to make repayment.

The indemnification provided for in Article VI is a contract right inuring to the benefit of the directors, officers and others entitled to indemnification. In addition, the indemnification is expressly not exclusive of any other rights to which such director, officer or other person may be entitled by contract or otherwise under law, and inures to the benefit of the heirs, executors and administrators of such a person.

Genzyme also has in place agreements with certain officers and directors which affirm Genzyme's obligation to indemnify them to the fullest extent permitted by law and contain various procedural and other provisions which expand the protection afforded by Genzyme's By-Laws.

Section 13(b)(1 1/2) of chapter 156B of the Massachusetts Business Corporation Law provides that a corporation may, in its articles of organization, eliminate a director's personal liability to the corporation and its stockholders for monetary damages for breaches of fiduciary duty, except in circumstances involving (i) a breach of the director's duty of loyalty to the corporation or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) unauthorized distributions and loans to insiders, and (iv) transactions from which the director derived an improper personal benefit. Article VI.C.5. of Genzyme's Amended and Restated Articles of Organization provides that no director shall be personally liable to Genzyme or its stockholders for monetary damages for any breach of fiduciary duty as a director, except to the extent that such exculpation is not permitted under the Massachusetts Business Corporation Law as in effect when such liability is determined.

ITEM 16.  EXHIBITS

See the Exhibit Index immediately following the signature page.

ITEM 17.  UNDERTAKINGS

(a) The undersigned Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement;

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to
Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this Registration Statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referred to in Item 15 hereof, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cambridge, Commonwealth of Massachusetts, as of July 7, 1999.

                                          GENZYME CORPORATION

                                          By:      /s/ MICHAEL S. WYZGA
                                             -----------------------------------
                                              Michael S. Wyzga,
                                              Executive Vice President,
                                              Finance and Chief Financial
                                              Officer

                               POWER OF ATTORNEY

We, the undersigned officers and directors of Genzyme Corporation, hereby severally constitute and appoint Henri A. Termeer, Michael S. Wyzga, Peter Wirth and Evan M. Lebson, and each of them singly, our true and lawful attorneys, with full power to them in any and all capacitates, to sign any amendments to this Registration Statement on Form S-3 (including Pre- and Post-Effective Amendments), and any related Rule 462(b) registration statement or amendment thereto, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated as of July 7, 1999.

                     SIGNATURE                       TITLE
                     ---------                       -----

               /s/ HENRI A. TERMEER                  Director and Principal Executive
---------------------------------------------------  Officer
                 Henri A. Termeer

               /s/ MICHAEL S. WYZGA                  Principal Financial and Accounting
---------------------------------------------------  Officer
                 Michael S. Wyzga

                                                     Director
---------------------------------------------------
          Constantine E. Anagnostopoulos

             /s/ DOUGLAS A. BERTHIAUME               Director
---------------------------------------------------
               Douglas A. Berthiaume

                /s/ HENRY E. BLAIR                   Director
---------------------------------------------------
                  Henry E. Blair

                     SIGNATURE                       TITLE
                     ---------                       -----
              /s/ ROBERT J. CARPENTER                Director
---------------------------------------------------
                Robert J. Carpenter

               /s/ CHARLES L. COONEY                 Director
---------------------------------------------------
                 Charles L. Cooney

                                                     Director
---------------------------------------------------
                  Henry R. Lewis

                                 EXHIBIT INDEX

 EXHIBIT
   NO.                             DESCRIPTION
 -------                           -----------
 4.1       Restated Articles of Organization of Genzyme, as amended.
           Filed as Exhibit 1 to Genzyme's Registration Statement on
           Form 8-A filed with the Commission on June 18, 1997, and
           incorporated herein by reference.
 4.2       By-laws of Genzyme. Filed as Exhibit 3.2 to Genzyme's Form
           8-K dated December 31, 1991 (File No. 0-14680), and
           incorporated herein by reference.
 4.3       Indenture, dated as of May 22, 1998, between Genzyme and
           State Street Bank and Trust Company, as Trustee, including the form of Note. Filed as Exhibit 4.3 to Genzyme's
           Registration Statement on Form S-3 (File No. 333-59513) and
           incorporated herein by reference.
 4.4       Registration Rights Agreement, dated as of May 19, 1998,
           among Genzyme, Credit Suisse First Boston Corporation,
           Goldman, Sachs & Co. and Cowen & Company. Filed as Exhibit
           4.4 to Genzyme's Registration Statement on Form S-3 (File
           No. 333-59513) and incorporated herein by reference.
 4.5       Purchase Agreement, dated as of May 19, 1998, among Genzyme,
           Credit Suisse First Boston Corporation, Goldman, Sachs & Co.
           and Cowen & Company. Filed as Exhibit 4.5 to Genzyme's
           Registration Statement on Form S-3 (File No. 333-59513) and
           incorporated herein by reference.
 4.6       Series Designation for Genzyme Molecular Oncology Division
           Common Stock, $.01 par value. Filed as Exhibit 2 to
           Genzyme's Registration Statement on Form 8-A filed with the
           Commission on June 18, 1997, and incorporated herein by
           reference.
 4.7       Series Designation for the Series A, Series B, Series C and
           Series D Junior Participating Preferred Stock, $.01 par
           value, of Genzyme. Filed as Exhibit 2 to Amendment No. 1 to
           Genzyme's Registration Statement on Form 8-A filed with the
           Commission on June 11, 1999, and incorporated herein by
           reference.
 4.8       Amended and Restated Renewed Rights Agreement dated as of
           June 10, 1999 between Genzyme and American Stock Transfer
           and Trust Company. Filed as Exhibit 4 to Amendment No. 1 to
           Genzyme's Registration Statement on Form 8-A dated June 11,
           1999, and incorporated herein by reference.
 4.9       Warrant issued to Richard Warren, Ph.D. Filed as Exhibit 4 to the Form 8-K of IG Laboratories, Inc. dated October 11,
           1990 (File No. 0-18439), and incorporated herein by
           reference.
 4.10      Genzyme Common Stock Purchase Warrant No. A-1 dated July 31,
           1997 issued to Canadian Medical Discoveries Fund, Inc.
           ("CMDF"). Filed as Exhibit 10.2 to Genzyme's Form 10-Q for
           the quarter ended September 30, 1997, and incorporated
           herein by reference.
 4.11      Genzyme Common Stock Purchase Warrant No. A-2 dated July 31,
           1997 issued to CMDF. Filed as Exhibit 10.3 to Genzyme's Form
           10-Q for the quarter ended September 30, 1997, and
           incorporated herein by reference.
 4.12      Genzyme Common Stock Purchase Warrant No. A-3 dated July 31,
           1997 issued to CMDF. Filed as Exhibit 10.3 to Genzyme's Form
           10-Q for the quarter ended September 30, 1997, and
           incorporated herein by reference.

 EXHIBIT
   NO.                             DESCRIPTION
 -------                           -----------
 4.13      Registration Rights Agreement dated as of July 31, 1997 by and between Genzyme and CMDF. Filed as Exhibit 10.1 to
           Genzyme's Form 10-Q for the quarter ended September 30,
           1997, and incorporated herein by reference.
 4.14      Form of Genzyme General Division Convertible Debenture dated
           August 29, 1998, including a schedule with respect thereto filed pursuant to Instruction 2 to Item 601 of Regulation
           S-K. Filed as Exhibit 4.15 to Genzyme's Registration
           Statement on Form S-3 (File No. 333-64901) and incorporated herein by reference.
 4.15      Registration Rights Agreement dated as of August 29, 1997 by and among Genzyme and the entities listed on the signature pages thereto. Filed as Exhibit 10.8 to Genzyme's Form 10-Q for the quarter ended September 30, 1997, and incorporated herein by reference.
 4.16      Warrant Agreement between Genzyme and Comdisco, Inc. Filed as Exhibit 10.22 to a Form 10 of PharmaGenics, Inc.
           ("PharmaGenics") (File No. 0-20138), and incorporated herein by reference.
 4.17      Form of Genzyme Corporation Convertible Note dated February
           28, 1997 issued to Credit Suisse First Boston (Hong Kong)
           Ltd. ("CSFB"). Filed as Exhibit 4.14 to Genzyme's Form
           10-K/A for the year ended December 31, 1997 filed with the
           Commission on April 27, 1998, and incorporated herein by
           reference.
 4.18      Series Designation for Genzyme Surgical Products Division
           Common Stock, $.01 par value. Filed as Exhibit 2 to
           Genzyme's Registration Statement on Form 8-A filed with the
           Commission on June 11, 1999, and incorporated herein by
           reference.
 4.19      Specimen stock certificate of Genzyme Surgical Products
           Division Common Stock. Filed herewith.
 5         Opinion of Palmer & Dodge LLP. Filed herewith.
23.1       Consent of PricewaterhouseCoopers LLP, independent
           accountants to Genzyme. Filed herewith.
23.2       Consent of Palmer & Dodge LLP (contained in Exhibit 5
           hereto).
24         Power of Attorney (included on signature page).